Delisting Determination,The Nasdaq Stock Market, LLC,
November 27, 2013, Savient Pharmaceuticals Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Savient Pharmaceuticals Inc.
(the Company), effective at the opening of the trading session on December 9, 2013. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(a)(1).
The Company was notified of the Staffs determination on October 8, 2013. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on October 17, 2013.